CHESAPEAKE ENERGY CORPORATION

6100 NORTH WESTERN AVENUE

OKLAHOMA CITY, OKLAHOMA 73118

December 20, 2018

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attn: Karina Dorin

Re:	Request for Acceleration of Effectiveness of Chesapeake Energy Corporation’s Registration Statement on Form S-4 (File No. 333-228679).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chesapeake Energy Corporation hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-228679) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 21, 2018, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

Please call Clinton W. Rancher or Joshua Davidson at (713) 229-1820 or (713) 229-1527, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

Chesapeake Energy Corporation

By:	/s/ Domenic J. Dell’Osso, Jr.
Domenic J. Dell’Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Clinton W. Rancher

Joshua Davidson

Baker Botts L.L.P.